TransAlta Corporation announces Cdn$375 million sale of common shares

CALGARY, Alberta – October 28, 2009 – TransAlta Corporation (TSX: TA, NYSE: TAC) ("TransAlta") today announced that it has entered into an agreement with a syndicate of underwriters, led by RBC Capital Markets, CIBC and Scotia Capital Inc., as bookrunners, under which they have agreed to purchase from TransAlta and sell to the public 18,656,800 Common Shares.

The purchase price of Cdn $20.10 per Common Share will result in gross proceeds to TransAlta of approximately Cdn $375 million. The offering is expected to close on or about November 5, 2009. TransAlta has granted the underwriters an over-allotment option to purchase up to an additional 1,865,700 Common Shares at the same price, exercisable in whole or in part at any time for 30 days following closing of the offering.

The net proceeds from the offering will be used to repay a portion of the indebtedness incurred in connection with the acquisition of Canadian Hydro Developers, Inc.

The Common Shares will be offered to the public in Canada and the United States through the underwriters or their affiliates and will be issued by way of a prospectus supplement that will be filed with securities regulatory authorities in Canada and the United States under TransAlta’s short form base shelf prospectus which was previously filed with securities regulatory authorities in Canada and in the United States under the multi-jurisdictional disclosure system.

This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

Closing will be subject to customary closing conditions, including listing of the Common Shares on the TSX and NYSE and any required approvals of the TSX.

A copy of the short form base shelf prospectus and the prospectus supplement relating to the offering may be obtained, when it becomes available, from RBC Capital Markets in Canada, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066); or in the United States from RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098 (fax: 212-428-6260).

About TransAlta:

TransAlta is a corporation amalgamated under the Canada Business Corporations Act. The registered office and principal place of business of TransAlta are at 110 – 12th Avenue S.W., Calgary, Alberta, Canada T2R 0G7. TransAlta generates and markets electricity in Canada, the United States and Australia through its portfolio of facilities fueled by coal, natural gas, hydroelectric, wind and geothermal resources.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, the expected closing date, the anticipated proceeds of the offering and the use of those proceeds.

Forward-looking statements and information contained in this press release are based on our current beliefs as well as assumptions we have made and information currently available to us.  Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved, including, without limitation, the failure to close the offering discussed herein on the terms disclosed herein or at all and the failure to use the proceeds of the offering as disclosed herein.  We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements as may be found under the heading "Risk Factors" in our annual information form for the year ended December 31, 2008 and under the heading "Business Risks" in our management's discussion and analysis for the year ended December 31, 2008.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

For more information:

Media Inquiries: Michael Lawrence Manager, External Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com

Investor Inquiries:

Jennifer Pierce
Vice President, Communications & Investor Relations
Phone: (403) 267-7622

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: investor_relations@transalta.com